Exhibit 99.15

51-102F3
Material Change Report

Item 1 Name and Address of Company

Silvercorp Metals Inc. (the “Company”)
1378 – 200 Granville Street, Vancouver, BC V6C 1S4

Item 2 Date of Material Change

September 20, 2007

Item 3 News Release

The press release reporting the material change (copy attached), was disseminated by the Company on September 20, 2007 via Canadian and US timely disclosure through the facilities of Market Wire.

Item 4 Summary of Material Change

The Company announces the completion of an update of the mineral resources on the Ying silver-lead-zinc and HPG gold-silver-lead projects (“Ying Property”) in the National Instrument (“NI”) 43-101 Technical Update Report dated August 16, 2007 (the "Resource Report”) prepared by BK Exploration Associates (Chris Broili, C.P. Geo. & L.P. Geo and Mel Klohn, L.P. Geo., both independent Qualified Persons). Based on this Resource Report, the Measured + Indicated mineral resources and the Inferred mineral resources for the Ying Project have increased by approximately 30% and 26% respectively in comparison to the last resource estimate dated May 26, 2006, after deduction of the resources mined out.

Item 5 Full Description of Material Change

The Resource Report estimate is quoted below:

"The Ying property has two operating mines, SGX and HPG, with many mineralized veins remaining to be explored. The mineral deposit type is similar to the mesothermal veins of the Coeur d’Alene District, U.S.A. The mineralization occurs as a multitude of quartz-ankerite veins in north- to northeast-trending fault-fissure zones that cut Precambrian-age mafic and felsic gneisses. Individual veins are often a kilometer or more long and typically a meter or less wide. The controlling structures are sometimes filled by altered andesite or diabase dikes, or are identified only as alteration selvages up to 2 meters or more wide within the gneiss. Exploration to date has focused on the veins and alteration zones of three separate areas: SGX (along the west edge of the Ying project), HPG (east of SGX in the north-central part of the Ying project) and HZG (south of SGX in the southwest corner of the Ying project). Underground exploration-development workings have discovered many veins or vein splays that are not exposed at the surface.

Since Silvercorp’s first exploration works at Ying in August, 2004, until now (August, 2007) a total of 63,487 m of tunnels, drifts, declines, raises or shafts have been completed and 78,581 m of underground and surface drilling has been done (280 total holes). The underground work and drilling have focused primarily on 18 of 28 known veins in the SGX Area, on 8 of more than 20 known veins in the HPG Area, and on 4 currently known veins in the HZG Area.

The recent work on the Ying Property has defined silver-lead-zinc mineral resources at SGX, silver-lead-zinc-gold at HPG and silver-lead-copper-gold at HZG. The 18 veins at SGX are discrete tabular quartz-ankerite veins with massive sulfide zones that average 0.39 m wide. The 8 veins at HPG are quartz-sericite-carbonate veins with massive sulfide zones that average 0.96 m wide. The 4 veins at HZG are quartz-ankerite-fuchsite veins with sulfide filled fracture zones that average 0.78 m wide.

These veins were defined by either channel sampling, new underground tunnels or underground drilling. To estimate the mineral resources contained in these veins, resource block models were constructed with polygonal methods on longitudinal vein sections using the same parameters –cutoff grade, cutoff thickness, area of influence, etc. – as those used in the last Ying resource estimation done one year ago (Broili et al, 2006).

This estimated resource (measured plus indicated) is 30% greater than the resource reported in the previous resource estimation (the 2006 Report by Broili, et.al.). This is largely due to the fact that the new estimation is based on 18 veins at SGX as compared to only 14 veins in the 2005 Report, and the two new areas, HPG and HXG have added 8 veins and 4 veins respectively."

During the 1st Quarter of 2008 (the Quarter ended June 30, 2007), the Company has milled 64,574 tonnes of ore and has produced 2,224 tonnes of direct-smelting lead-silver ore, yielding a combined run of mine head grades of 503.8 g/t silver, 8.02% lead and 3.71% zinc. This run of mine head grade is a reflection of mining dilution combined with mining of low grade resources.

Myles Gao, P.Geo., is the Company's Qualified Person on the project under NI 43-101 and has reviewed and given consent to the press release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

No information has been omitted

Item 8 Executive Officer

For further information, please contact Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary at the above address or at (604) 669-9397

Item 9 Date of Report

September 20, 2007